

Mail Stop 3720

July 25, 2006

Via U.S. Mail and Fax (801-553-6707)
Mr. Roger D. Dudley
Executive Vice President and Chief Financial Officer
Fonix Corporation
9350 South 150 East, Suite 700
Sandy, Utah 84070

      RE: **Fonix Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 21, 2006
               Form 10-Q for Fiscal Quarter Ended March 31, 2006
               File No. 0-23862

Dear Mr. Dudley:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 12. Common Stock and Common Stock Subject to Redemption, page F-27

1.   Describe the redemption provisions for your common stock and disclose your accounting treatment for these provisions.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Note 1. Summary of Significant Accounting Policies - Business Condition, page 8

2.   We note your disclosure of factors that suggest there is substantial doubt about your ability to continue as a going concern. Expand your disclosures in the liquidity section of MD&A at page 22 to include a more detailed discussion of management's viable plans to overcome your financial difficulties. The discussion should address the amount of cash required to support operations during the next twelve months and describe in detail known demands, commitments and uncertainties affecting cash flows. While your disclosures indicate your financial uncertainty and future sources of funding, additional discussion of how you intend to generate future revenues is warranted. This disclosure should be updated on a quarterly basis as necessary. Refer to the guidance in Section 607.02 of the Financial Reporting Codification (FRR 607.02).

Note 2. Goodwill and Intangible Assets, page 11

3.   We note LecStar has been unable to use the unbundled network element platform (UNE-P) to provide service to your customers since March 11, 2006. We understand this requires LecStar to service those customers who are not serviced by another wholesale network through resale or other wholesale arrangements with BellSouth, resulting in significantly higher costs. Tell us your consideration of SFAS 144 in evaluating whether this adverse change is an indicator that you should test the recoverability of the intangible assets recorded for LecStar's business and residential customer bases.

Note 5. Preferred Stock, page 13.

4.   We note your Series K Preferred Stock is redeemable at the option of Southridge Partners, LP. As a result, it appears this issuance should be classified outside of permanent equity, in accordance with ASR 268. In addition, tell us if you recorded a beneficial conversion feature in connection with this issuance and provide us with your analysis of the conversion features.

Note 9. Business Segments, page 17

5.   We note a change in your reportable segments from December 31, 2005 to March 31, 2006. Revise your Form 10-Q to include comparative segment disclosures for the quarter ended March 31, 2005. This disclosure should be presented in a manner consistent with your presentation as of March 31, 2006, if practicable. Also, include a description of the differences from the last annual report in your basis of segmentation or in your basis of measurement of segment profit or loss. See paragraphs 33 and 34 of SFAS 131.

Part II – Other Information, Item 1A. Risk Factors, page 33

6.   We note your disclosures regarding revised rates for UNE-P lines as established by the Georgia Public Service Commission. It is unclear from your disclosure whether you recorded a liability after receiving a true up notification from BellSouth on May 1, 2006 in the amount of $1,564,000. Explain to us whether you have recorded a liability for the true-up of UNE-P line rates, and the amount of the liability. If you have not included a liability in your financial statements, indicate so in your disclosures.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director